Exhibit 99.1

CytoMed Therapeutics to Launch Complimentary Cell Banking for Qualified Shareholders for

Future Precision Therapies

SINGAPORE, March 18, 2024 — CytoMed Therapeutics Limited (NASDAQ: GDTC) (“CytoMed” or “Company”), a Singapore-based biopharmaceutical company focused on harnessing its proprietary technologies to develop novel blood donor-derived, cell-based allogeneic therapies for the treatment of various cancers and aging-related diseases, has obtained board approval to launch, subject to certain terms and conditions, a pilot program (“Program”) to isolate and cryo-store peripheral blood mononuclear cells (“PBMCs”) for and as a reward to loyal shareholders of CytoMed on a complimentary basis. This Program is in line with the Company’s strategy to build up a private bank of PBMC donors to develop allogeneic off-the-shelf cellular therapies using pre-qualified healthy donor blood. This Program will commence on June 1, 2024, or at such other date as CytoMed shall provide. Interested shareholders are advised to refer to CytoMed’s website for any future updates regarding the Program.

At CytoMed, we encourage individuals to bank their PBMCs while they are still healthy, since inadvertent medical conditions in later stages of life such as infectious diseases and cancer may disqualify one from cell banking services. In addition, the earlier an individual’s PBMCs are banked, the less likely background mutations will occur and the higher the quality and usability of the banked PBMCs for future applications. Recent advances in cell science and technology have enabled researchers to produce specialized cellular therapies from PBMCs. In most cell therapies, using matched donor cells (allogeneic) is required to minimize transplant rejection and maximize therapeutic efficacy. However, using one’s own cells (autologous) will overcome the transplant rejection issue, and can potentially prolong the persistence of the cell and therapeutic window of the therapy. Hence, banking one’s own PBMCs provides a valuable matched cell source for the individual’s own future medical needs. Stored PBMCs can also be used to produce induced pluripotent stem cells (“iPSCs”) which can be multiplied, serving as a source of an individual’s stem cells which in turn can be transformed into different types of functional cells, such as mesenchymal stem cells (MSCs). Such cells can then be stored for future use in regenerative medicine and disease treatments. CytoMed possesses the infrastructure, licensed patented rights, technology and expertise to manufacture certain customized cellular therapies including CAR-T cells (Chimeric Antigen Receptor-T cells therapy) from PBMCs in our Good Manufacturing Practice facility.

CytoMed is offering this pilot program to our loyal shareholders on a cost-recovery basis to ensure their future access to such therapies produced from their own stored cells should the need arise.

Interested shareholders can contact us for details by emailing us on enquiry@cytomed.sg.

CytoMed reserves the right, at its sole discretion:

1.	to amend, vary, modify, supplement and/or terminate the Program or any terms and/or conditions of and/or relating to the Program at any time and/or from time to time without notice; and

2.	to reject, deny and/or disqualify from the Program at its sole discretion, any Shareholder:

	●	who fails the requisite blood screening tests and/or those whose blood is tainted, contaminated, infected and/or exhibits any disorder at any given time and/or
	●	who fails to hold and show proof of holding at least 10,000 shares of CytoMed on an Entry Date and/or relevant Anniversaries.

The salient features of the Program are as follows:

1.	Purpose: To reward loyal shareholders for their support and confidence in CytoMed’s continuing efforts to advance and develop therapies for the treatment of solid and liquid cancers and age-related diseases.

2.	How to qualify: Shareholders who are natural persons registered in the Company’s shareholder registry which hold at least 10,000 shares of CytoMed at the time of enrolment to the Program (“Qualifying Date”) and maintain the qualification by holding and showing proof of holding at least 10,000 shares of CytoMed every Anniversary shall qualify for the Program (“Qualified Shareholders”). Whether a shareholder is determined to be a Qualified Shareholder shall be at the sole discretion of CytoMed.

This is a form of members’ club and will not be available to the general public. This benefit is non-transferable. Qualified Shareholders can trade their shares on dates whereby proof of holding is not required under and/or pursuant to the terms of the Program. Enrolment into the Program will commence on June 1, 2024, or such other date as CytoMed shall provide. Shareholders are advised to refer to CytoMed’s website for any future updates regarding the Program.

3.	The Program: Qualified Shareholders will be invited to isolate, cryopreserve and store their PBMCs with CytoMed and/or its appointed persons/storage facility (“Storage”). Storage fees are waived for the first year of Storage (commencing from the date of entry (“Entry Date”) into the relevant Client Services Agreement with CytoMed). A Storage fee of US$250 will be payable on the first anniversary of the Entry Date and on subsequent annual anniversaries (each anniversary, an “Anniversary”).

4.	Number of Qualified Shareholders: The Program will be limited to 200 Qualified Shareholders on a first come first served basis.

5.	Application and Registration to the Program:

(a) Advance application to the Program is required.

(b) Qualified Shareholders must enter into such requisite agreements with CytoMed and/or such other persons as CytoMed shall decide in connection with the Storage, including a Client Services Agreement with CytoMed and/or the relevant persons/storage facility.

	(c)	Qualified Shareholders are required to show proof of ownership of at least 10,000 shares of CytoMed on the Qualifying Date, the Entry Date and on the date of each Anniversary.

	(d)	Qualified Shareholders need to physically present themselves at the facilities or health establishments situated in Malaysia as appointed by CytoMed for their blood collection and testing. Fees for the collection and testing of blood are waived. All other associated costs and expenses incurred by the Qualified Shareholder such as travel and lodging shall be borne by the respective shareholder.

6.	Certain benefits of the Program:

A Qualified Shareholder shall:

	(a)	Be entitled to the isolation, processing, cryopreservation and storage of up to ten (10) vials of their respective PBMCs for a period of ten (10) years (and an additional ten (10) years, at the sole discretion of CytoMed);

	(b)	With prior notice and upon such terms and conditions as applicable, be granted access to their respective stored vials of PBMCs;

	(c)	Be granted free scientific consultation sessions with CytoMed’s scientists and/or scientific officers regarding the potential application of their PBMCs in cell therapy; and

	(d)	At any time, should a Qualified Shareholder’s health advisor be of the opinion that a Qualified Shareholder is recommended to undergo immunotherapy treatments, e.g. adjunct cell therapy for no-option cancer patients, the relevant Qualified Shareholder’s PBMCs may be processed for use and may include the isolation and processing of gamma-delta T-cells at a discounted rate.

“PBMCs are the raw material from which many cell therapies can be derived and it makes sense to preserve and store your healthy cells before they age-deteriorate, and in anticipation of future rapid development of this new medical science” said Mr. Peter Choo, Chairman of CytoMed. “We own our cGMP lab to ensure quality and cost-control, and have patented technologies to actually manufacture clinical grade CAR-T cells as adjunctive therapies should the no-option patient’s doctor recommend it. Doctors are starting to recommend patients to store their cells before start of aggressive chemotherapy.”

About CytoMed Therapeutics Limited (CytoMed)

Incorporated in 2018, CytoMed was spun off from the Agency for Science, Technology and Research (A*STAR), Singapore’s leading research and development agency in the public sector. It is a biopharmaceutical company focused on harnessing its licensed proprietary technologies, namely gamma delta T cell and iPSC-derived gamma delta Natural Killer T cell, to create novel cell-based allogeneic immunotherapies for the treatment of human cancers. The development of novel technologies has been inspired by the clinical success of existing CAR-T therapies in treating haematological malignancies, as well as the current clinical limitations and commercial challenges in extrapolating the CAR-T principle into the treatment of solid tumours. For more information, please visit www.cytomed.sg and follow us on Twitter (“X”) @CytomedSG,on LinkedIn, and Facebook

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s plans to develop and commercialize its product candidates; the initiation, timing, progress and results of the Company’s current and future pre-clinical studies and clinical trials and the Company’s R&D programs; the Company’s expectations regarding the impact of the ongoing COVID-19 pandemic on its business, the Company’s industry and the economy; the Company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; the Company’s ability to successfully acquire or obtain licenses for additional product candidates on reasonable terms; the Company’s ability to establish and maintain collaborations and/or obtain additional funding and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof.

Contact :

CytoMed Therapeutics

enquiry@cytomed.sg

Attention : Ms. Lynne Ng, Legal Consultant